April 28, 2009

Mr. Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	American Bio Medica Corporation
Registration Statement on Form S-3
Filed April 15, 2009
File No. 333-158582

Dear Mr. Riedler:

I am in receipt of your comment letter dated April 20, 2009.  American Bio Medica Corporation’s (the “Company”) responses are set forth below.

General

1.           It appears that you are not currently in compliance with certain financial covenants included under a line of credit agreement you have with First Niagara Financial Group, and are therefore, not eligible to use Form S-3. Please amend your registration statement onto a form you are eligible to use or inform us why you believe you are eligible to use Form S-3. Please note that a waiver from or forbearance agreement with your lender will generally not suffice to cure any such ineligibility.

Response:  The Company does believe that it is eligible to use Form S-3 for the reasons set forth in correspondence related to this subject matter, filed with the Commission on April 24, 2009. It is our understanding that the Commission has considered our position and has informed Mark Watkins of Nolan & Heller, LLP, the Company’s general counsel, that the Commission agrees that we are eligible to use Form S-3 based on the information provided in the April 24, 2009 correspondence. Therefore, the Company does not believe any further action is required related to this comment.

Cover Page

2.           The cover page of your registration statement on Form S-3 omits the delaying amendment legend from Rule 473 of Regulation C under the Securities Act of 1933. Please amend your registration statement to include the delaying amendment legend. Please refer to Item 1 of Form S-3 and corresponding Item 501 of Regulation S-k, as well as Rule 473, for additional information and for the text of the legend.

Response:  We will amend our Registration Statement (File No 333-158581) (“the Registration Statement”) to include the delaying amendment legend from Rule 473 of Regulation C under the Securities Act of 1933 on the cover page of the Registration Statement. A redline version of the cover page of the Registration Statement, as amended, is attached to this correspondence as Exhibit A.

Incorporation of Certain Documents by Reference, page 25

3.           We note that your registration statement incorporates by reference your Form 10-K Annual Report for the fiscal year ended December 31, 2008, which was filed on March 30, 2009. However, that Form 10-K does not include the disclosure required by Part III of the form. Instead, it incorporates by reference such disclosure from information that will be contained in your 2009 annual proxy statement to shareholders. Accordingly, and consistent with Question H.6 of the SEC staff’s publicly available Form S-3 telephone interpretations, you must either file an amended Form 10-K that includes the disclosure required by Part III of Form 10-K or file your definitive proxy statement, including the disclosure required by Part III of Form 10-K, before the above-referenced registration statement may go effective.

Response: The Company filed its 2009 annual proxy statement to shareholders on April 27, 2009. We will amend the Registration Statement to update this document to be incorporated by reference. A redline version of page 25 of the Registration Statement, as amended, is attached to this correspondence as Exhibit B.

Signatures, page S-1

4.           The above-referenced registration statement is not signed by your controller or principal accounting officer. Pursuant to the instructions to the signature page on Form S-3, this signature is required in order for your registration statement to go effective. Please amend your registration statement to include this signature.

Response: The Company will amend our Registration Statement to include a signature line for our principal accounting officer. A redline version of page S-1 of the Registration Statement, as amended, is attached to this correspondence as Exhibit C.

If you have any questions or comments please contact me at 1-800-227-1243, extension 107.

Very truly yours,

AMERICAN BIO MEDICA CORPORATION

By:	/s/ Melissa A. Waterhouse
Vice President & Chief Compliance Officer
Corporate Secretary

cc:	Richard L. Burstein
Mark Watkins
Nolan & Heller, LLP

2

EXHBIT A

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instructions I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filed, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

EXHIBIT B

registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document. The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of those filings can be obtained from the Commission’s Public Reference Section, Judiciary Plaza, 100 F Fifth Street, N.E., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information. We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference into this prospectus the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

•	our Annual Report on Form 10-K for fiscal year ended December 31, 2008 (as filed with the SEC on March 30, 2009);
•	our Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2008 (as filed with the SEC on November 14, 2008);
•	our Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2008 (as filed with the SEC on August 14, 2008);
•	our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2008 (as filed with the SEC on May 15, 2008);
•
our Current Reports on Form 8-K as filed with the SEC on February 14, 2008, May 1, 2008, May 14, 2008, May 28, 2008, August 8, 2008 (as amended in a Form 8-K/A filed with the SEC on August 18, 2008), October 30, 2008, December 23, 2008, February 11, 2009, March 18, 2009 (as amended in a Form 8-K/A filed with the SEC on March 25, 2009), and March 27, 2009;

•	our Annual Proxy Statement (Schedule 14(A)) for our Annual Shareholders’ Meeting (as filed with the SEC on April 2 7 , 200 9 );
•
The description of our common shares in our prospectus included in our registration statement filed with the Securities and Exchange Commission on November 21, 1996, on Form 10-SB under the caption  “Description of Securities” on page 18 of the prospectus and incorporated by reference into any reports filed for the purpose of updating such description.

•
All documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

American Bio Medica Corporation
122 Smith Road

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Kinderhook and State of New York on April __ , 2009

AMERICAN BIO MEDICA CORPORATION

(Registrant)

By: /s/ Stan Cipkowski

Stan Cipkowski
Chief Executive Officer & Director
(Principal Executive Officer)

By: /s/ Stefan Parker

Stefan Parker
Chief Financial Officer, Exec Vice President, Finance
(Principal Financial Officer)

POWER OF ATTORNEY

Each of the undersigned officers and directors of American Bio Medica Corporation whose signature appears below hereby appoints Stan Cipkowski and Melissa A. Waterhouse as true and lawful attorneys-in-fact for the undersigned with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Rule 462(b) Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities indicated on April __ , 2009:

/s/ Stan Cipkowski	Chief Executive Officer & Director
Stan Cipkowski	(Principal Executive Officer)

/s/ Edmund Jaskiewicz	Chairman and President
Edmund Jaskiewicz

/s/ Stefan Parker	Chief Financial Officer, Exec Vice President, Finance
Stefan Parker	(Principal Financial Officer)

/s/Richard P. Koskey	Director
Richard P. Koskey

/s/ Daniel W. Kollin	Director
Daniel W. Kollin

/s/ Carl A. Florio	Director
Carl A. Florio

/s/ Jean Neff	Director
Jean Neff